

November 29, 2021

SSR MINING ANNOUNCES POSITIVE EXPLORATION RESULTS AT COPPER HILL AND INCREASES OWNERSHIP TO 70%

Results Include 3.29% Cu Over 37.4 Meters and 3.03% Cu Over 31.5 Meters

DENVER – SSR Mining Inc. (NASDAQ/TSX: SSRM; ASX: SSR) ("SSR Mining" or the "Company") is pleased to announce positive results from an additional 27 diamond drill holes at Copper Hill for the period from June to September 2021. Copper Hill is located in the Black Sea region of northeast Turkey (Figure 1), and these results follow the initial 8 drill holes reported from the prospect in 2020. Recent intercepts[1] of note from Copper Hill included:

- EKD-09: **2.02% Cu over 30.5 meters** from 44.7 meters,
- EKD-10: **3.03% Cu over 31.5 meters** from 107.5 meters,
- EKD-12: **2.37% Cu over 13.0 meters** from 213.6 meters,
- EKD-14: **1.60% Cu over 30.1 meters** from 65.7 meters,
- EKD-16: **3.29% Cu over 37.4 meters** from 92.0 meters,
- EKD-26: **1.02% Cu over 80.5 meters** from 123.5 meters,
- EKD-30: **1.39% Cu over 36.0 meters** from 122.0 meters,
- EKD-32: **1.25% Cu over 33.4 meters** from surface.

Concurrent with this exploration update, SSR Mining is pleased to announce that it has reached an agreement to acquire an additional 20% ownership in Copper Hill from joint venture partner Lidya Mining (the "Transaction"). Upon completion of the Transaction, SSR Mining will own 70% of the asset and serve as operator. As consideration for the increased ownership in Copper Hill, SSR Mining will transfer 20% of its ownership stake in the Tunçpınar prospect in east-central Turkey to Lidya Mining, reducing SSR Mining's ownership to 30% while retaining a new 0.5% net smelter return royalty on the property. Lidya Mining will serve as operator at Tunçpınar. There are no royalties existing on Copper Hill. The ownership swap will provide both SSR Mining and Lidya Mining with the ability to efficiently advance both the Copper Hill and Tunçpınar assets while retaining material economic exposure. The Transaction will be completed in early 2022, upon receipt of all customary regulatory approvals and satisfaction of completion of all closing conditions.

Rod Antal, President and CEO said, "Copper Hill is beginning to show real potential as a new development project, particularly given the near-surface and high-grade mineralization. While still early stage, there is good potential to expand the footprint at Copper Hill as we step out exploration drilling. Our exploration and development teams will accelerate the work on Copper Hill, commencing with metallurgical test work and an expanded drilling program."

Drilling at Copper Hill continues to intersect copper sulfide mineralization (chalcopyrite) with impressive grades. The oxide zone appears very narrow and constrained close to surface.

---

[1] Significant intervals reported at a nominal 0.2% copper cut-off and with a maximum 5 meters contiguous dilution. All thicknesses are down hole length and true thicknesses are not known at this stage.

Copper mineralization in the intercepts is considered "clean", having low levels of other metals or arsenic (<0.01% zinc and lead, with average <60 ppm arsenic levels), which is atypical for skarn-type deposits and bodes well for future economic studies on the property. Drilling and technical study activities are ongoing to determine the extent of mineralization, subject to drill permits and weather. The target is open in all directions laterally and at depth and starts from the surface.



Figure 1. Location map of the Copper Hill copper prospect.

Prospect Overview

Copper Hill sits within the package of exploration leases known as Kazıkbeli. The Lidya Mining Exploration team discovered Copper Hill and undertook the preliminary exploration activities on behalf of the joint venture with SSR Mining (the "Joint Venture"). Site activities are now being transitioned to the SSR Mining Exploration and Project Development teams. The prospect is covered by porphyritic intermediate magmatic rocks, volcanic rock, and volcano-sedimentary rock sequences. Skarn-type mineralization is composed of copper-iron occurrences developed within the volcano-sedimentary rock sequences. The mineralization consists of coarse-grained chalcopyrite, specular hematite, and magnetite with exotic copper such as malachite constrained to the very narrow oxide zone. The skarn exposed on the surface is coincident with anomalous alteration zones of CuOx, FeOx, and silicification (Figure 2).

Exploration activities were initiated in 2009, consisting of surface sampling (rock and soil sampling) and ground magnetics. To-date, 35 diamond drill holes, totaling 10,829 meters have been completed. The northwest-southeast trending mineralized zone has been identified over a strike length of at least 450 meters with a width of 180 meters and a depth extent of at least 200 meters. The mineralization is open in all directions (Figure 3).

SSR Mining will conduct further drilling to continue to define the overall size of the mineralization and test the higher-grade zones. In addition, encouraging high-grade surface results at the north and east will be the initial focus of further work in the upcoming exploration program.



N
A
A'
0 100m
Legend
Drill Hole
>250 ppm Cu in soil
High Mag
Dacite
Volcanosediments
Granodiorite
Rock Sample (Cu%)
0.2%-0.5%
0.5%-1%
1%-2%
>2%
Alteration
Clay Alteration
CuOx
FeOx
Skarn

Figure 2. Simplified geology map of the Copper Hill target including alteration zones, magnetic anomaly, surface geochemistry, and drill locations.



NW
A
SE
A'
EKD-17
EKD-16
EKD-27A
EKD-06*
EKD-03*
EKD-02*
EKD-14
EKD-09
EKD-11
EKD-20
EKD-21
2200m
2000m
37.4m
3.29% Cu
8.6m
1.27% Cu
14.5m
1.02% Cu
30.1m
1.60% Cu
7m
1.40% Cu
8.8m
1.00% Cu
30.5m
2.02% Cu
EKD-16
Depth (m)
Cu (%)
0.2
1
7
0
50
100
150
200
9.5 %
8.5 %
14.8 %
9.7 %
8.3 %
7.8 %
8.1 %
Copper Grade (%)
Right side of drill trace
<0.2 % Cu
<0.5 % Cu
<1.0 % Cu
<2.0 % Cu
>2.0 % Cu
Legend
Dacite
Volcanosediments
Granodiorite
0 200m

Figure 3. Conceptual NW-SE cross section along Copper Hill copper property.

** Drill Holes are reported previously in the press release entitled "ALACER GOLD REPORTS INITIAL DRILL RESULTS FROM THE COPPER HILL COPPER EXPLORATION PROSPECT" April 22, 2020, Toronto: Alacer Gold Corp, which is available on www.sedar.com and on www.asx.com.au.*

Drilling

The Joint Venture has drilled 35 diamond drill holes at Copper Hill between July 2018 and September 2021, totaling 10,829m. The previously announced 8 holes (EKD01 – EKD08, totaling 3,181m) defined the initial area of mineralization. The extent of the drilling pattern of those holes was constrained to areas previously permitted for drilling.

The 27 holes in this release total 7,648m of drilling and were completed between June and September 2021 (EKD09 – EKD35). All drill holes are vertical with the exception of EKD-15, EKD-21 and EKD-23 which were collared with a -60° dip and an azimuth of 120°. EKD-27 was abandoned at 79.2 meters due to a rubble zone. EKD-27A was offset to the previous hole (EKD-27).

In 2022, the Copper Hill property will be tested with an additional diamond drilling program in attempt to expand known mineralization through the targeting of new high-grade zones laterally and at depth.

Drill Highlights

Significant drill results are down hole length and include:

- **EKD-14:** 1.60% Cu over 30.1 meters from 65.7 meters and 0.38% Cu over 20.6 meters from 136.8 meters.

- **EKD-16:** 3.29% Cu over 37.4 meters from 92 meters and 1.27% Cu over 8.6 meters from 135.4 meters and 0.33% Cu over 9 meters from 152 meters and 0.86% Cu over 16 meters from 168 meters.

- **EKD-26:** 0.21% Cu over 7.2 meters from 93.3 meters and 1.02% Cu over 80.5 meters from 123.5 meters.

- **EKD-30:** 1.39% Cu over 36 meters from 122 meters and 0.4% Cu over 11.5 meters from 168.5 meters and 0.53% Cu over 26.3 meters from 188.7 meters and 0.88% Cu over 27.7 meters from 221 meters.

- **EKD-32:** 1.25% Cu over 33.4 meters from surface and 0.84% Cu over 22.1 meters from 71.4 meters.

Table 1. Significant copper intercepts from 2021 drilling at the Copper Hill Prospect.

Drill Hole	From (m)	To (m)	Interval (m)	Cu (%)	Oxidation State	EOH Depth (m)
EKD-09	0.00	18.60	18.60	0.59	Mixed	270.00
	26.90	35.70	8.80	1.00	Mixed	
	44.70	75.20	30.50	2.02	Sulfide	
	145.90	161.80	15.90	0.79	Sulfide	
	169.80	179.75	9.95	0.26	Sulfide	
	186.90	196.10	9.20	0.81	Sulfide	
	214.40	225.20	10.80	0.42	Sulfide	
EKD-10	0.00	13.30	13.30	0.33	Mixed	281.20
	107.50	139.00	31.50	3.03	Sulfide	
	151.50	157.80	6.30	0.32	Sulfide	
EKD-12	81.50	94.00	12.50	0.29	Sulfide	365.50
	132.60	150.00	17.40	1.24	Sulfide	
	199.20	206.60	7.40	1.47	Sulfide	
	213.60	226.60	13.00	2.37	Sulfide	
	233.60	244.20	10.60	0.95	Sulfide	
	292.00	299.50	7.50	0.42	Sulfide	
EKD-14	65.70	95.80	30.10	1.60	Sulfide	251.40
	136.80	157.40	20.60	0.38	Sulfide	
EKD-16	92.00	129.40	37.40	3.29	Sulfide	250.00
	135.40	144.00	8.60	1.27	Sulfide	
	152.00	161.00	9.00	0.33	Sulfide	
	168.00	184.00	16.00	0.86	Sulfide	
EKD-22	136.40	160.80	24.40	0.51	Sulfide	263.40
	166.80	177.00	10.20	2.40	Sulfide	
EKD-23	4.60	11.60	7.00	0.20	Mixed	380.00
	24.30	44.50	20.20	1.11	Sulfide	
	330.60	337.90	7.30	0.32	Sulfide	
EKD-25	2.50	34.70	32.20	0.71	Mixed	264.70
EKD-26	93.30	100.50	7.20	0.21	Sulfide	302.50
	123.50	204.00	80.50	1.02	Sulfide	
EKD-30	122.00	158.00	36.00	1.39	Sulfide	300.00
	168.50	180.00	11.50	0.40	Sulfide	
	188.70	215.00	26.30	0.53	Sulfide	
	221.00	248.70	27.70	0.88	Sulfide	
EKD-32	0.00	33.40	33.40	1.25	Mixed	235.40
	71.40	93.50	22.10	0.84	Sulfide	

Significant intervals reported at a nominal 0.2% copper cut-off and with a maximum 5 meters contiguous dilution are given in Table 1. All thicknesses are down hole length and true thicknesses are not known at this stage.

Sampling and Analytical Procedures

Drilling at Copper Hill commenced in 2018. Diamond drill core is sampled as half core at 1m intervals. The samples were submitted to ALS Global laboratories in Izmir, Turkey for sample preparation and analysis which is an ISO/IEC 7025:2005 certified and accredited laboratory. SGS laboratory, Ankara and ArgeTest laboratory, Ankara are being used to umpire check sample analysis. Copper was analyzed by four acid digestion and ICP-AES finish. For copper assays greater than or equal to 10%, aqua regia digestion with ICP-AES finish is used. SSR Mining's drill and geochemical samples were collected in accordance with accepted industry standards. SSR Mining conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, field duplicates and umpire laboratory check assays. External review of data and processes relating to the prospect have been completed by independent Consultant Dr. Erdem Yetkin, P.Geo. in November 2021. There were no adverse material results detected and the QA/QC indicates the information collected is acceptable, and the database can be used for further studies.

Qualified Persons

The exploration results disclosed in this document were prepared under the supervision and approved by Dr. Cengiz Y. Demirci, AIPG Registered Member and a CPG (Certified Professional Geologist), and VP Exploration at SSR Mining. Dr. Demirci has sufficient experience that is relevant to the style of mineralization and type of deposit under consideration and is a qualified person pursuant to National Instrument 43-101 ("NI 43-101").

External review of data and processes relating to the Copper Hill was completed in November 2021 by independent consultant Dr. Erdem Yetkin, P.Geo. a qualified person as defined by NI 43-101. There were no adverse material results detected and Dr. Yetkin is of the opinion that the QA/QC indicates the information collected is acceptable, and the database can be used for announcing the exploration results.

About SSR Mining

SSR Mining Inc. is a leading, free cash flow focused intermediate gold company with four producing assets located in the USA, Turkey, Canada, and Argentina, combined with a global pipeline of high-quality development and exploration assets in the USA, Turkey, Mexico, Peru, and Canada. In 2020, the four operating assets produced approximately 711,000 gold-equivalent ounces. SSR Mining is listed under the ticker symbol SSRM on the NASDAQ and the TSX, and SSR on the ASX.

SSR Mining Contacts

F. Edward Farid, Executive Vice President, Chief Corporate Development Officer
Alex Hunchak, Director, Corporate Development and Investor Relations

SSR Mining Inc.
E-Mail: invest@ssrmining.com
Phone: +1 (416) 306-5789
To receive SSR Mining's news releases by e-mail, please register using the SSR Mining website at www.ssrmining.com.
SOURCE: SSR Mining Inc.

Cautionary Note Regarding Forward-Looking Information

Except for statements of historical fact relating to the Company, certain statements contained in this press release constitute forward-looking information, future oriented financial information, or financial outlooks (collectively "forward-looking information") within the meaning of Canadian securities laws. Forward-looking information may be contained in this document and the Company's other public filings. Forward-looking information relates to statements concerning the Company's outlook and anticipated events or results and, in some cases, can be identified by terminology such as "may", "will", "could", "should", "expect", "plan", "anticipate", "believe", "intend", "estimate", "projects", "predict", "potential", "continue" or other similar expressions concerning matters that are not historical facts.

Forward-looking information in this press release is based on certain key expectations and assumptions made by the Company. Although the Company believes that the expectations and assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because the Company can give no assurance that they will prove to be correct. Forward-looking information is subject to various risks and uncertainties which could cause actual results and experience to differ materially from the anticipated results or expectations expressed in this press release. The key risks and uncertainties include, but are not limited to: local and global political and economic conditions; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; developments with respect to COVID-19 pandemic, including the duration, severity and scope of the pandemic and potential impacts on mining operations; and other risk factors detailed from time to time in the Company's reports filed with the Canadian securities regulatory authorities.

Forward-looking information in this press release include statements concerning, among other things: forecasts; outlook; timing of production; production, cost, operating and capital expenditure guidance; the Company's intention to return excess attributable free cash flow to shareholders; the timing and implementation of the Company's dividend policy; the implementation of any share buyback program and the amount thereof; statements regarding plans or expectations for the declaration of future dividends and the amount thereof; future cash costs and all in sustaining costs ("AISC") per ounce of gold, silver and other metals sold; the prices of gold, silver and other metals; Mineral Resources, Mineral Reserves, realization of Mineral Reserves, and the existence or realization of Mineral Resource estimates; the Company's ability to discover new areas of mineralization; the timing and extent of capital investment at the Company's operations; the timing and extent of capitalized stripping at the Company's operations; the timing of production and production levels and the results of the Company's exploration and development programs; current financial resources being sufficient to carry out plans, commitments and business requirements for the next twelve months; movements in commodity prices not impacting the value of any financial instruments; estimated production rates for gold, silver and other metals produced by the Company; the estimated cost of sustaining capital; availability of sufficient financing; receipt of regulatory approvals; the timing of studies, announcements, and analysis; the timing of construction and development of proposed mines and process facilities; ongoing or future development plans and capital replacement; estimates of expected or anticipated economic returns from the Company's mining projects, including future sales of metals, concentrate or other products produced by the Company and the timing thereof; the Company's plans and expectations for its properties and operations; and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, environmental, regulatory, and political matters that may influence or be influenced by future events or conditions.

Such forward-looking information is based on a number of material factors and assumptions, including, but not limited in any manner to, those disclosed in any other of the Company's filings, and include: the inherent speculative nature of exploration results; the ability to explore; communications with local stakeholders; maintaining community and governmental relations; status of negotiations and potential transactions, including joint ventures; weather conditions at the Company's operations; commodity prices; the ultimate determination of and realization of Mineral Reserves; existence or realization of Mineral Resources; the development approach; availability and receipt of required approvals, titles, licenses and permits; sufficient working capital to develop and operate the mines and implement development plans; access to adequate services and supplies; foreign currency exchange rates; interest rates; access to capital markets and associated cost of funds; availability of a qualified work force; ability to negotiate, finalize, and execute relevant agreements; lack of social opposition to the Company's mines or facilities; lack of legal challenges with respect to the Company's properties; the timing and amount of future production; the ability to meet production, cost, and capital expenditure targets; timing and ability to produce studies and analyses; capital and operating expenditures; economic conditions; availability of sufficient financing; the ultimate ability to mine, process, and sell mineral products on economically favorable terms; and any and all other timing, exploration, development, operational, financial, budgetary, economic, legal, social, geopolitical, regulatory and political factors that may influence future events or conditions. While the Company considers these factors and assumptions to be reasonable based on information currently available to the Company, they may prove to be incorrect.

The above list is not exhaustive of the factors that may affect any of the Company's forward-looking information. You should not place undue reliance on forward-looking information. Forward-looking information is only a prediction based on the Company's current expectations and the Company's projections about future events. Actual results may vary from such forward-looking information for a variety of reasons including, but not limited to, risks and uncertainties disclosed in the Company's filings on the Company's website at www.ssrmining.com, on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on the ASX at www.asx.com.au and other unforeseen events or circumstances. Other than as required by law, the Company does not intend, and undertake no obligation to update any forward-looking information to reflect, among other things, new information or future events.

All references to "$" in this press release are to U.S. dollars unless otherwise stated.

Table 2. All reported drillholes completed at Copper Hill during the Exploration Period.

Drill Hole	From (m)	To (m)	Interval (m)	Cu (%)	Oxidation State	EOH Depth (m)	Comments
EKD-01*	168.80	177.80	9.00	0.37	Sulfide	474.20	
EKD-02*	77.70	118.50	40.80	0.87	Sulfide	373.00	
	144.70	185.50	40.80	2.66	Sulfide		
	202.00	218.60	16.60	0.44	Sulfide		
	290.40	301.30	10.90	0.51	Sulfide		
EKD-03*	33.00	39.00	6.00	0.39	Sulfide	301.30	
	45.00	55.50	10.50	0.20	Sulfide		
	83.70	154.00	70.30	1.66	Sulfide		
EKD-04*	13.00	64.00	51.00	0.98	Oxide	425.00	
	120.40	127.10	6.70	0.60	Sulfide		
	133.40	143.70	10.30	1.78	Sulfide		
	158.70	204.40	45.70	2.03	Sulfide		
	255.00	262.80	7.80	0.85	Sulfide		
	327.10	341.70	14.60	0.47	Sulfide		
	351.50	372.80	21.30	1.98	Sulfide		
EKD-05*	11.30	41.10	29.80	0.49	Sulfide	393.50	
	109.50	115.00	5.50	0.99	Sulfide		
	189.50	210.20	20.70	1.33	Sulfide		
EKD-06*	25.00	35.00	10.00	0.34	Sulfide	302.00	
	88.50	102.50	14.00	0.37	Sulfide		
	133.50	150.30	16.80	0.90	Sulfide		
	165.40	176.60	11.20	2.24	Sulfide		
EKD-07*	N.S.I					408.20	
EKD-08*	108.00	116.80	8.80	0.38	Sulfide	503.60	
	170.10	191.00	20.90	1.61	Sulfide		
EKD-09	0.00	18.60	18.60	0.59	Mixed	270.00	
	26.90	35.70	8.80	1.00	Mixed		
	44.70	75.20	30.50	2.02	Sulfide		
	145.90	161.80	15.90	0.79	Sulfide		
	169.80	179.75	9.95	0.26	Sulfide		
	186.90	196.10	9.20	0.81	Sulfide		
	214.40	225.20	10.80	0.42	Sulfide		
EKD-10	0.00	13.30	13.30	0.33	Mixed	281.20	
	107.50	139.00	31.50	3.03	Sulfide		
	151.50	157.80	6.30	0.32	Sulfide		
EKD-11	10.60	31.90	21.30	0.51	Sulfide	302.40	
	129.60	166.40	36.80	0.46	Sulfide		
	212.40	219.60	7.20	0.32	Sulfide		
EKD-12	81.50	94.00	12.50	0.29	Sulfide	365.50	
	132.60	150.00	17.40	1.24	Sulfide		
	199.20	206.60	7.40	1.47	Sulfide		

Drill Hole	From (m)	To (m)	Interval (m)	Cu (%)	Oxidation State	EOH Depth (m)	Comments
	213.60	226.60	13.00	2.37	Sulfide		
	233.60	244.20	10.60	0.95	Sulfide		
	292.00	299.50	7.50	0.42	Sulfide		
EKD-13	46.80	53.20	6.40	1.04	Mixed	220.00	
EKD-14	65.70	95.80	30.10	1.60	Sulfide	251.40	
	136.80	157.40	20.60	0.38	Sulfide		
EKD-15	16.00	21.00	5.00	0.49	Sulfide	370.00	
EKD-16	92.00	129.40	37.40	3.29	Sulfide	250.00	
	135.40	144.00	8.60	1.27	Sulfide		
	152.00	161.00	9.00	0.33	Sulfide		
	168.00	184.00	16.00	0.86	Sulfide		
EKD-17	132.20	144.20	12.00	0.85	Sulfide	271.00	
	174.40	186.50	12.10	0.43	Sulfide		
	199.50	214.00	14.50	1.02	Sulfide		
EKD-18	110.00	125.10	15.10	2.56	Sulfide	323.00	
	132.40	145.40	13.00	0.47	Sulfide		
	151.50	163.40	11.90	0.49	Sulfide		
EKD-19	132.50	147.70	15.20	1.50	Sulfide	320.10	
	175.20	186.60	11.40	0.71	Sulfide		
EKD-20	0.00	7.00	7.00	1.40	Mixed	303.50	
	132.00	137.50	5.50	0.66	Sulfide		
	185.10	191.10	6.00	0.27	Sulfide		
	205.40	253.60	48.20	0.47	Sulfide		
EKD-21	13.00	19.00	6.00	0.42	Sulfide	212.00	
	35.00	54.10	19.10	0.58	Sulfide		
	71.50	91.50	20.00	0.31	Sulfide		
	132.00	137.00	5.00	0.28	Sulfide		
EKD-22	136.40	160.80	24.40	0.51	Sulfide	263.40	
	166.80	177.00	10.20	2.40	Sulfide		
EKD-23	4.60	11.60	7.00	0.20	Mixed	380.00	
	24.30	44.50	20.20	1.11	Sulfide		
	330.60	337.90	7.30	0.32	Sulfide		
EKD-24	86.20	96.60	10.40	1.36	Sulfide	284.40	
	137.20	143.60	6.40	0.50	Sulfide		
EKD-25	2.50	34.70	32.20	0.71	Mixed	264.70	
EKD-26	93.30	100.50	7.20	0.21	Sulfide	302.50	
	123.50	204.00	80.50	1.02	Sulfide		
EKD-27A	59.50	71.50	12.00	0.59	Sulfide	260.00	
	78.00	132.50	54.50	0.65	Sulfide		
	145.00	154.00	9.00	0.41	Sulfide		
EKD-28	40.00	46.00	6.00	0.30	Sulfide	250.50	

Drill Hole	From (m)	To (m)	Interval (m)	Cu (%)	Oxidation State	EOH Depth (m)	Comments
	90.50	96.70	6.20	0.64	Sulfide		
	103.50	112.00	8.50	1.39	Sulfide		
	137.50	167.00	29.50	1.50	Sulfide		
	177.70	194.00	16.30	0.68	Sulfide		
EKD-29	N.S.I					319.00	
EKD-30	122.00	158.00	36.00	1.39	Sulfide	300.00	
	168.50	180.00	11.50	0.40	Sulfide		
	188.70	215.00	26.30	0.53	Sulfide		
	221.00	248.70	27.70	0.88	Sulfide		
EKD-31	99.30	104.30	5.00	0.55	Sulfide	300.70	
EKD-32	0.00	33.40	33.40	1.25	Mixed	235.40	4.50m isolated core loss from 5.00m to 9.50m.
	71.40	93.50	22.10	0.84	Sulfide		
EKD-33	N.S.I					272.50	
EKD-34	22.50	32.50	10.00	0.64	Sulfide	214.60	
	56.50	71.90	15.40	0.36	Sulfide		
	106.70	113.70	7.00	1.13	Sulfide		
EKD-35	57.50	102.50	45.00	0.34	Sulfide	260.40	
	145.20	152.50	7.30	0.27	Sulfide		

Significant intervals reported at a nominal 0.2% copper cut-off and with a maximum 5 meters contiguous dilution are given in Table 1. All thicknesses are down hole length and true thicknesses are not known at this stage.

* Drill Holes are reported previously in the press release entitled ''Alacer Gold Reports Initial Drill Results from The Copper Hill Copper Exploration Prospect'', filed on April 22, 2020, which is available on www.sedar.com and on www.asx.com.au.

Supporting Drilling Information to SSR Mining Announcement

This document provides supporting drill collar locations and composite assay results for the Copper Hill drilling program referenced in the announcement "SSR MINING ANNOUNCES POSITIVE EXPLORATION RESULTS AT COPPER HILL AND INCREASES OWNERSHIP POSITION TO 70%" dated November 29, 2021.

Drill collar locations are surveyed in UTM Zone 37N, ED50 grid using differential GPS in units of meters. All drilling was diamond core drilling with HQ and PQ core sizes. HQ is 63.5mm and PQ is 85 mm in diameter.

Table 3. Drill Collar Coordinates

Hole ID	Easting	Northing	Elevation (m)	Azimuth (deg.)	Dip (deg.)	EOH Depth (m)
EKD-01*	483363.38	4491479.64	2222.37	120	-60	474.20
EKD-02*	483191.81	4491526.42	2230.49	120	-60	373.00
EKD-03*	483190.53	4491528.58	2230.51	0	-90	301.30
EKD-04*	483175.72	4491473.20	2249.29	120	-60	425.00
EKD-05*	483223.48	4491567.95	2219.43	120	-60	393.50
EKD-06*	483188.17	4491529.75	2230.57	300	-65	302.00
EKD-07*	483179.68	4491415.79	2264.67	120	-60	408.20
EKD-08*	483178.03	4491472.86	2248.90	0	-90	503.60
EKD-09	483274.88	4491476.33	2241.64	0	-90	270.00
EKD-10	483230.99	4491443.96	2254.67	0	-90	281.20
EKD-11	483321.80	4491447.06	2238.60	0	-90	302.40
EKD-12	483296.11	4491405.08	2254.10	0	-90	365.50
EKD-13	483257.34	4491544.20	2219.32	0	-90	220.00
EKD-14	483224.96	4491500.38	2237.61	0	-90	251.40
EKD-15	483225.49	4491385.89	2270.73	120	-60	370.00
EKD-16	483109.00	4491561.00	2249.00	0	-90	250.00
EKD-17	483060.50	4491605.99	2251.85	0	-90	271.00
EKD-18	483127.45	4491621.04	2238.37	0	-90	323.00
EKD-19	483084.23	4491643.73	2255.72	0	-90	320.10
EKD-20	483364.69	4491423.81	2235.65	0	-90	303.50
EKD-21	483457.40	4491377.33	2214.12	120	-60	212.00
EKD-22	483080.58	4491528.16	2252.43	0	-90	263.40
EKD-23	483476.72	4491422.52	2207.67	120	-60	380.00
EKD-24	483167.25	4491590.92	2228.17	0	-90	284.40
EKD-25	483223.48	4491567.95	2219.44	0	-90	264.70
EKD-26	483121.34	4491507.15	2247.65	0	-90	302.50
EKD-27	483131.68	4491546.56	2237.50	0	-90	79.20
EKD-27A	483150.00	4491540.00	2233.00	0	-90	260.00
EKD-28	483040.39	4491553.79	2257.03	0	-90	250.50
EKD-29	483197.16	4491635.98	2229.12	0	-90	319.00
EKD-30	482990.63	4491580.02	2270.74	0	-90	300.00
EKD-31	483239.15	4491609.96	2217.40	0	-90	300.70
EKD-32	483293.00	4491580.00	2210.00	0	-90	235.40
EKD-33	482958.00	4491600.00	2282.00	0	-90	272.50
EKD-34	483339.00	4491558.00	2207.00	0	-90	214.60
EKD-35	483315.00	4491516.00	2218.00	0	-90	260.40

Drill Holes are reported previously in the press release entitled "Alacer Gold Reports Initial Drill Results from The Copper Hill Copper Exploration Prospect", filed on April 22, 2020, which is available on www.sedar.com and on www.asx.com.au.